Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)
For the fiscal year ended December 31, 2010.

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

    Commission file number: 1-13908

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Invesco 401(k) Plan
       1555 Peachtree Street, N.E.
       Atlanta, Georgia 30309

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Invesco Ltd.
       1555 Peachtree Street, N.E.
       Atlanta, Georgia 30309

Audited Financial Statements
and Supplemental Schedule

Invesco 401(k) Plan
As of December 31, 2010 and 2009, and for the Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Invesco 401(k) Plan

Audited Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009, and for the
Year Ended December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Invesco Benefit Plans Committee
Invesco 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Invesco 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, GA
June 24, 2011

Invesco 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Investments, at fair value:
Cash and cash equivalents	$5,530,747	$4,219,595
Invesco Ltd. common shares	3,161,725	3,271,335
Mutual funds	146,058,452	151,613,157
Collective trust funds	231,450,589	150,201,596
Exchange traded funds	1,324,747	628,489
Total investments	387,526,260	309,934,172

Receivables:
Employer contributions	12,666,739	12,475,263
Investment income and trade receivables	1,555,693	407,312
Notes receivable from participants	5,518,137	4,405,839
Total receivables	19,740,569	17,288,414
Total assets	407,266,829	327,222,586

Liabilities:
Due to brokers for purchases of securities	690,745	924,616
Total liabilities	690,745	924,616
Net assets reflecting all investments at fair value	406,576,084	326,297,970

Adjustment from fair value to contract value for
interest in collective trust relating to fully
benefit-responsive investment contracts	(1,317,587)	(873,021)
Net assets available for benefits	$405,258,497	$325,424,949

See accompanying notes.

Invesco 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

Additions:
Contributions:
Employers	$27,906,806
Participants	22,110,060
Rollovers from qualified plans	6,455,538
Total contributions	56,472,404

Interest income on notes receivable from participants	267,912

Net appreciation in fair value of investments	41,903,632
Interest and dividends	3,872,027
Legal settlement and other receipts	499,072
Total additions	103,015,047

Deductions:
Benefits paid to participants	(23,087,977)
Administrative expenses	(93,522)
Total deductions	(23,181,499)

Net increase	79,833,548

Net assets available for benefits:
Beginning of year	325,424,949
End of year	$405,258,497

See accompanying notes.

Invesco 401(k) Plan

Notes to Financial Statements

1. Plan Description

The following description of the Invesco 401(k) Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document and summary Plan description.

General

The Plan, established and effective January 1, 2000, and restated and amended  effective December 31, 2009, is a defined contribution plan for the benefit of qualifying employees of IVZ, Inc. (the Plan Sponsor); Invesco Management Group Inc. (IMG); Invesco Group Services, Inc.; Invesco Advisers, Inc.;  Atlantic Trust Group, Inc. (Atlantic Trust); Invesco PowerShares Capital Management, LLC; WL Ross & Co., LLC (WL Ross); Van Kampen Investments; Van Kampen Investor Services, Inc.; Van Kampen Advisors, Inc.; Van Kampen Asset Management; and Van Kampen Funds, Inc. (collectively, the Employers) and their beneficiaries to provide for retirement, death, and disability benefits. The ultimate parent company of the Employers is Invesco Ltd. (Invesco).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective June 1, 2010, the Van Kampen Companies were acquired by Invesco Ltd.  All of the employees became eligible participants in the Plan as of the date of acquisition.

Full-time or part-time salaried or hourly employees of the Employers are generally eligible to participate in the Plan on the first day of their employment, provided they are eligible employees, as defined. Nonresident aliens, collective bargaining unit employees, leased employees, and independent contractors are generally excluded from participating in the Plan.

Plan Administration

The Invesco Benefit Plans Committee is the named administrator of the Plan (the Plan Administrator).  Charles Schwab Trust Company (CSTC) is the Plan’s trustee and asset custodian. Prior to May 1, 2009, Reliance Trust Company (RTC) served as the Plan’s trustee and asset custodian, except for the ordinary shares of Invesco Ltd., individual brokerage accounts, and grandfathered assets held in participant-directed brokerage accounts, which were in the custody of State Street Bank.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions

The Plan permits participants to make pretax elective deferrals of 1% to 75% of compensation, as defined, subject to certain limitations under the Internal Revenue Code (Code). Participants who attained the age of 50 during the year may make catch-up contributions for prior years in accordance with IRS guidelines. The Employers will not match these catch-up contributions.

The Employers are required to make matching contributions of 100% of the first 6% of compensation contributed by each participant.  The Employers may also elect to make a discretionary profit-sharing contribution to the Plan. Any discretionary profit-sharing contributions are allocated based on relative compensation to all eligible employees employed on the last day of the Plan year as well as those who separate from service during the Plan year due to death, disability, or retirement upon reaching the age of 59½. For the year ended December 31, 2010, the Employers made a discretionary contribution of 4.25% of the first $150,000 of compensation for each participant.   For the year ended December 31, 2009, the Employers made a discretionary contribution of 4% of the first $150,000 of compensation contributed by each participant.

Effective July 1, 2007, new eligible employees were automatically enrolled in the Plan with a deduction of 5% of compensation being contributed to the Participant’s account unless the Participant elected otherwise.  The automatic enrollment deferral rate increased to 6%, effective April 1, 2009.   In addition, a Roth Account option was established in the Plan.  Participants are allowed to make Roth contributions which are included in the Participant’s taxable income.

The Plan also accepts rollovers of distributions from other tax-qualified plans, including Roth rollover contributions.

Participant Accounts

The Plan is a defined contribution plan under which separate accounts are maintained for each participant. Each participant’s account is credited with his/her elective deferrals, rollover contributions, employer matching contributions, and allocations of employer profit-sharing contributions, investment income and investment gains (losses). Investment gains (losses) are valued and allocated to participants’ accounts daily based on their relative account balances in each investment option.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Vesting

Eligible participants are immediately vested in all contributions to the Plan.  A four year graded vesting provision was added for the discretionary profit sharing contribution, for those eligible employees hired after April 1, 2009.  Forfeitures are used to reduce employer contributions.

Benefits

Benefits may be paid to a participant upon attainment of normal retirement age (59½), death, disability, or termination of employment. The normal form of benefit is a lump-sum distribution. A participant may also elect to receive installment payments. Distributions may be made by payment of a lump sum or may be deferred by the participant if the accrued account balance exceeds $5,000. Distribution amounts are determined based on the market value of the participant’s account as of the date the record-keeper processes the distribution.

Any portion of a participant’s account which is held in Invesco Ltd. common shares may be distributed in-kind at the election of the participant, with a minimum of 100 shares required to make this election.

A participant is permitted an in-service withdrawal, on a quarterly basis, from the vested portion of his/her account if he/she has reached age 59½.

Participant Loans

The Plan permits loans to participants up to the lesser of 50% of the participant’s vested account balance or $50,000, less certain amounts for loans outstanding during the prior year. For purposes of determining the maximum amount a participant may borrow, the outstanding principal balance of loans under any other plan of the Employers is also considered. A participant may have only one outstanding loan at a time from the Plan or the Invesco Money Purchase Plan.

A participant generally has up to five years to repay the principal and interest, unless the loan is for the purchase of a residence, in which case the repayment period is up to ten years. Loans are made for a minimum of $500, and loan processing fees are charged directly to the participant’s account. Interest rates on loans to participants are determined at the time the loan is made based on market rates, as determined by the Plan Administrator.  Principal and interest are paid ratably through bimonthly payroll deductions.  Interest rates range from 4.25% to 10.5%.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Plan Termination

The Plan Administrator intends to continue the Plan. However, the Plan Administrator, through its board of directors or the board’s designee, reserves the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. If the Plan is amended, participants will remain 100% vested and the benefits already credited to participants under the Plan will not be reduced unless required by the Internal Revenue Service. Because the Plan is not a defined benefit pension plan under ERISA, the Plan’s benefits are not insured by the Pension Benefit Guaranty Corporation.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to use estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for investment in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Income Recognition

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Investment earnings are allocated to the participants’ accounts on a pro rata basis based on respective account balances.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized gains (losses) from the sales of investments and changes in unrealized appreciation (depreciation) are aggregated and reported in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan. A majority of administrative expenses are paid by the Employers. Invesco does not charge investment management fees related to the Plan’s trust funds.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to

Invesco 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (ASU 2011-04).  ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date

Invesco 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

 (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets in inactive markets; inputs other than quoted prices that are observable for the asset; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement (including the Plan’s own assumptions in determining the fair value of investments where there is little, if any market activity for the investment).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

CSTC processes the value of the Plan’s investments at the close of business daily.  The Net Asset Values (NAV) for mutual funds are calculated by each investment company and disseminated to price vendors.  CSTC uses pricing services to download the day’s prices into their system for the various investments.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash and Cash Equivalents:
Cash equivalents include cash investments in money market funds and interest bearing accounts.  Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the NAV of the underlying funds, and are classified within level 1 of the valuation hierarchy.   Cash investments in interest bearing

Invesco 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

accounts are very short-term in nature and are accordingly valued at cost plus accrued interest, which approximates fair value, and are classified within level 2 of the valuation hierarchy.

Common Stocks:
The common stock investments are valued at the closing price reported on the active market on which the individual securities are traded, and are classified within level 1 of the valuation hierarchy.

Mutual Funds:
The mutual fund investments are valued at the NAV of shares held by the Plan at year end which are quoted in an active market, and are classified within level 1 of the valuation hierarchy.

Collective Trust Funds:
The common collective trust fund investments are valued at their net unit value as calculated at year end by the fund’s manager, and are classified within level 2 of the valuation hierarchy. The collective trust funds provide investment management expertise in a wide variety of asset classes and investment strategies incorporating growth, value, core, structured, stable value, international, real estate and alternative investment management styles and products.  The price of and income generated by securities held directly and indirectly by the various collective trusts may decline in response to certain events, including those directly involving the issuers whose securities are owned by the trusts; general economic and market conditions; regional or global economic instability; and currency and interest rate fluctuations.

These collective trust funds include a stable value fund that is designed to deliver safety and stability by preserving principal and accumulating earnings.  Participant directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in this fund.

Exchange Traded Funds:
The exchange traded funds are valued at the closing price reported on the active market on which the individual funds are traded, and are classified within level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

		Quoted Prices in	Other Significant	Significant
		Active Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
	Investments	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$5,530,747	$403,372	$5,127,375	$-
Company common stock	3,161,725	3,161,725	-	-
Mutual funds:
U.S. funds	111,272,728	111,272,728	-	-
International funds*	34,785,724	34,785,724	-	-
Collective trust funds:
U.S. funds	174,184,303	-	174,184,303	-
International funds*	57,266,286	-	57,266,286	-
Exchange traded funds:
U.S. funds	731,129	731,129	-	-
International funds	593,618	593,618	-	-
Total assets at fair value	$387,526,260	$150,948,296	$236,577,964	$-

*On December 22, 2010, the Invesco International Growth Fund (Level 1 asset) was removed from the investment options in the Plan and replaced with the Invesco International Growth Equity Trust Fund (Level 2 asset). As of that date, all assets in the Invesco International Growth Fund, $35,069,536, were transferred to the Invesco International Growth Equity Trust Fund.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

		Quoted Prices in	Other Significant	Significant
		Active Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
	Investments	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$4,219,595	$1,065,893	$3,153,702	$-
Company common stock	3,271,335	3,271,335	-	-
Mutual funds:
U.S. funds	87,446,404	87,446,404	-	-
International funds	64,166,753	64,166,753	-	-
Collective trust funds:
U.S. funds	140,193,102	-	140,193,102	-
International funds	10,008,494	-	10,008,494	-
Exchange traded funds:
U.S. funds	555,911	555,911	-	-
International funds	72,578	72,578	-	-
Total assets at fair value	$309,934,172	$156,578,874	$153,355,298	$-

4. Investment Options

The Plan offers investment options that include mutual funds and collective trusts managed by Invesco National Trust Company and Invesco Advisers, Inc.  Participants can also elect model portfolios that provide a broader, balanced option approach. A participant can choose from five portfolios made up of Plan fund offerings based on various risk tolerance levels.

The Personal Choice Retirement Account (PCRA) permits participants to establish an individual brokerage account through Charles Schwab, which allows participants to invest 100% of their total account in various mutual funds.

The Plan no longer allows new contributions into investments in Invesco Ltd. common shares. The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the Plan Administrator. Participants make their investment elections in 1% increments with changes and transfers allowed on a daily basis.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

5. Investments

The values of individual assets that represent 5% or more of the Plan’s net assets as of December 31, are as follows:

2010
Invesco Stable Value Trust Fund (at contract value)*	$46,041,321
Invesco International Growth Equity Trust – Institutional Share Class**	33,913,386
Invesco 500 Index Trust Fund	30,997,947
Invesco Dynamics Fund – Institutional Share Class	29,092,510
Invesco Small Cap Growth Fund - Institutional Share Class	26,847,110
Invesco Diversified Dividend Fund - Institutional Share Class	22,988,802

2009
Invesco Stable Value Trust Fund (at contract value)*	$43,603,873
Invesco International Growth Fund – Institutional Share Class**	29,579,074
Invesco Dynamics Fund, Institutional Share Class	24,902,420
Invesco 500 Index Trust Fund	24,618,877
Invesco Small Cap Growth Fund - Institutional Share Class	20,432,506
Invesco Diversified Dividend Fund - Institutional Share Class	16,823,106

    *The fair value of the Plan’s investment in the Stable Value Trust Fund was $47,358,908 and $44,476,894 at December 31, 2010 and 2009, respectively.

    **Invesco International Growth Fund – Institutional Share Class was replaced by Invesco        International Growth Equity Trust – Institutional Share Class in 2010.

Net appreciation in the fair value of investments (including investments purchased and sold, as well as held during the year) for the year ended December 31, 2010, is as follows for each investment type:

Quoted market prices: Invesco Ltd. common shares	$61,850
Mutual funds	23,719,950
Exchange traded funds	99,984
Net unit values determined by fund manager: Collective trust funds	18,021,848
Net appreciation in fair value of investments	$41,903,632

Invesco 401(k) Plan

Notes to Financial Statements (continued)

6. Fully Benefit-Responsive Contracts Held in Common Collective Trust Fund

The Plan invests in the Invesco Stable Value Trust (the Trust), which is the Plan’s only common collective trust fund investment that holds fully benefit-responsive investment contracts.  The fair value of the Plan’s investment contracts held through the Trust at December 31, 2010 and 2009, is $47,358,908 and $44,476,894, respectively, and is included in collective trust fund investments, at fair value on the statements of net assets available for benefits.  Also, presented on the Plan’s statement are the 2010 and 2009 year-end adjustments from fair value to contract value for the fully benefit-responsive investment contracts of ($1,317,587) and ($873,021), respectively.

The adjustments from fair value to contract value represent the Plan’s proportionate share of the Trust’s total adjustments, as reported in the December 31, 2010 audited financial statements of the Trust.  Also, December 31, 2010 Trust information on the market yields and crediting interest rates for the Trust’s fully benefit-responsive investment contracts are reported in the notes to financial statements of the Trust.

7. Related-Party Transactions

A significant portion of the Plan’s assets are invested in mutual and collective trust funds managed by the Employers and their affiliates, Invesco National Trust Company and Invesco Advisers, Inc. Such funds are charged management fees by the Employers and their affiliates. As discussed in Note 2, Invesco does not charge investment management fees related to the Plan’s trust funds.

At December 31, 2010 and 2009, the Plan held 131,410 and 139,265 common shares of Invesco Ltd., respectively, which represents an ownership interest in Invesco Ltd. of less than 1%.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 17, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

8. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9. Legal Settlement

In October 2004 the Securities and Exchange Commission (SEC) instituted administrative and cease-and-desist proceedings (the Order) against AIM Advisors, Inc (AIM) and Invesco Funds Group (IFG). Pursuant to the Order, and as part of the related settlement of that proceeding, AIM and IFG were required to pay a fine and civil penalties into the Fair Fund.

The allegations on the Order involved AIM and IFG entering into an agreement that allowed certain individuals and entities to make frequent trades in AIM and IFG funds that were inconsistent with the fund prospectuses. The Order provided for the appointment of an Independent Distribution Consultant (the IDC) who developed a plan to distribute the Fair Fund to the eligible shareholders of the AIM and IFG mutual funds.

The plan provided for distribution of settlement funds, and any interest accrued, according to a method developed in consultation with AIM and IFG and acceptable to the SEC and the independent Trustees of the AIM and IFG Funds.

The recipients of the settlement were eligible shareholders who held their shares in certain AIM funds between January 1, 2001 through September 30, 2003 and IFG funds between January 1, 2000 through July 31, 2003 who were determined by the IDC to have been adversely affected by the alleged actions of the market timers.

The participants in the Invesco 401(k) Plan were determined to be due $1,143,779, of which $895,699 was received by the Plan in 2009 and $248,080 was received by the Plan in 2010.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

10. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$405,258,497	$325,424,949
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	1,317,587	873,021
Amounts allocated to withdrawn participants	(1,112,862)	(382,250)
Net assets available for benefits per the Form 5500	$405,463,222	$325,915,720

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2010
Benefits paid to participants per the financial statements	$23,087,977
Less 2009 amounts allocated to withdrawn participants	(382,250)
Add 2010 amounts allocated to withdrawn participants	1,112,862
Benefits paid to participants per the Form 5500	$23,818,589

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Invesco 401(k) Plan

Notes to Financial Statements (continued)

10. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of the increase in net assets available for benefits from the financial statements to the Form 5500:

Year Ended December 31, 2010
Net increase in net assets available for benefits per the financial statements	$79,833,548
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts held by the Trust	444,566
Amounts allocated to withdrawn participants	(1,112,862)
Net increase in net assets available for benefits per the Form 5500	$79,165,252

The accompanying financial statements present fully benefit responsive contracts held by the Trust at contract value. The Form 5500 requires such investments to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts held by the Trust represents a reconciling item.

11. Subsequent Events

As of April 1, 2011, the Invesco ESOP, which included 325 participants with $50 million in assets, was merged into the Plan.

Supplemental Schedule

	Invesco 401(k) Plan

	EIN #58-2287224 Plan Number #010

	Schedule H, Line 4i – Schedule of Assets
	(Held at End of Year)

	December 31, 2010

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

	Bank of America	Interest bearing account	$5,127,375
*	Charles Schwab Trust Company	Cash	230,708
*	Charles Schwab Trust Company	Money Market Fund	172,664
*	Invesco Ltd.	Common shares	3,161,725
*	Invesco National Trust Company	Stable Value Trust Fund	47,358,908
*	Invesco National Trust Company	International Equity Trust Fund	16,414,783
*	Invesco National Trust Company	International Growth Equity Trust Fund	33,913,386
*	Invesco National Trust Company	Equity Real Estate Securities Trust Fund	10,274,322
*	Invesco National Trust Company	500 Index Trust Fund	30,997,947
*	Invesco National Trust Company	Structured Small Cap Value Equity Trust Fund	8,176,863
*	Invesco National Trust Company	Core Fixed Income Trust Fund	16,191,279
*	Invesco Advisers, Inc.	Large Cap Growth Fund - Institutional Share Class	19,114,096
*	Invesco Advisers, Inc.	Dynamics Fund, Institutional Share Class	29,092,510
*	Invesco Advisers, Inc.	Small Cap Growth Fund - Institutional Share Class	26,847,110
*	Invesco Advisers, Inc.	VanKampen Growth & Income Fund - Institutional Share Cl	14,422,884
*	Invesco Advisers, Inc.	Diversified Dividend Fund - Institutional Class	22,988,802
*	Invesco Advisers, Inc.	Aisian Pacific Growth Fund- Class A	25,258
*	Invesco Advisers, Inc.	Aisia Pacific Growth Fund- Class Y	5,079
*	Invesco Advisers, Inc.	Balanced-Risk Allocation Fund, Class A	647,990
*	Invesco Advisers, Inc.	Balanced-Risk Allocation Fund, Class Y	1,653,622
*	Invesco Advisers, Inc.	Balanced-Risk Retirement 2040 Fund- Class A	3,004
*	Invesco Advisers, Inc.	Basic Value Fund	564,125
*	Invesco Advisers, Inc.	Charter Fund, Class A	214,552
*	Invesco Advisers, Inc.	Constellation Fund, Class A	107,592
*	Invesco Advisers, Inc.	Developing Markets Fund, Class A	276,192
*	Invesco Advisers, Inc.	Developing Markets Fund, Class Y	1,257
*	Invesco Advisers, Inc.	Disciplined Equity Fund	153,754
*	Invesco Advisers, Inc.	Energy Fund, Class A	44,364
*	Invesco Advisers, Inc.	European Small Company Fund, Class A	12,426
*	Invesco Advisers, Inc.	Floating Rate Fund- Class Y	48,104

	Invesco 401(k) Plan

	EIN #58-2287224 Plan Number #010

	Schedule H, Line 4i – Schedule of Assets (continued)
	(Held at End of Year)

	December 31, 2010

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

*	Invesco Advisers, Inc.	Gold & Precious Metals Fund, Class Y	104,837
*	Invesco Advisers, Inc.	Gold & Precious Metals Fund, Class A	13,974
*	Invesco Advisers, Inc.	Mid Cap Core Equity Fund, Class A	118,456
*	Invesco Advisers, Inc.	High Yield Fund, Class A	177,051
*	Invesco Advisers, Inc.	High Yield Fund - Investor Class	155,812
*	Invesco Advisers, Inc.	International Small Company Fund, Class Y	3,284
*	Invesco Advisers, Inc.	China Fund, Class A	85,306
*	Invesco Advisers, Inc.	Global Real Estate Fund, Class A	137,062
*	Invesco Advisers, Inc.	Mid Cap Core Equity Fund, Class Y	476
*	Invesco Advisers, Inc.	Real Estate Fund- Investor Class	528
*	Invesco Advisers, Inc.	Leisure Fund - Investor Class	4,746
*	Invesco Advisers, Inc.	Select Real Estate Income Fund, Class A	79,014
*	Invesco Advisers, Inc.	Small Cap Equity Fund, Class A	93,334
*	Invesco Advisers, Inc.	Summit Fund, Class A	2,670
*	Invesco Advisers, Inc.	VanKampen Small Cap Value Fund- Class Y	791,254
*	PowerShares	1-30 Laddered Treasury Portfolio	4,416
*	PowerShares	Active U.S. Real Estate Fund	3,513
*	PowerShares	Aerospace & Defense Portfolio	1,177
*	PowerShares	CEF Income Composite Portfolio	9,721
*	PowerShares	Cleantech Portfolio	4,224
*	PowerShares	DB 3x Sht 25+ Yr Treasury Bond ETN	20,800
*	PowerShares	DB Agriculture Fund	25,395
*	PowerShares	DB Agriculture Double Long ETN	5,276
*	PowerShares	DB Base Metals Double Long ETN	2,313
*	PowerShares	DB Commodity Double Long ETN	22,278
*	PowerShares	DB Commodity Index Tracking Fund	40,416
*	PowerShares	DB G10 Currency Harvest Fund	8,784
*	PowerShares	DB Gold Fund	47,150
*	PowerShares	DB Oil Fund	59,234
*	PowerShares	DB Precious Metals Fund	21,868

Invesco 401(k) Plan

EIN #58-2287224 Plan Number #010

Schedule H, Line 4i – Schedule of Assets (continued)
(Held at End of Year)

December 31, 2010

(b)	(c)	(e)
Identity of Issue, Borrower,	Description of	Current
Lessor, or Similar Party	Investment	Value

PowerShares	DB Silver Fund	56,581
PowerShares	DB US Dollar Index Bearish Fund	7,046
PowerShares	DB US Dollar Index Bullish Fund	8,516
PowerShares	Dividend Achievers Portfolio	4,206
PowerShares	DWA Emerging Markets Technical Leaders Portfolio	8,822
PowerShares	Dynamic Basic Materials Sector Portfolio	2,091
PowerShares	Dynamic Biotechnology & Genome Portfolio	3,284
PowerShares	Dynamic Energy Sector Portfolio	11,223
PowerShares	Dynamic Energy Exploration & Production Portfolio	2,307
PowerShares	Dynamic Financials Sector Portfolio	2,852
PowerShares	Dynamic Food & Beverage Portfolio	2,753
PowerShares	Dynamic Healthcare Sector Portfolio	1,343
PowerShares	Dynamic Large Cap Growth Portfolio	2,725
PowerShares	Dynamic Large Cap Value Portfolio	8,482
PowerShares	Dynamic Mid Cap Growth Portfolio	68,229
PowerShares	Dynamic Oil & Gas Services Portfolio	7,873
PowerShares	Dynamic Semiconductor Portfolio	1,628
PowerShares	Dynamic Utilities Portfolio	1,559
PowerShares	Emerging Markets Infrastructure Portfolio	9,984
PowerShares	Emerging Markets Sovereign Debt Portfolio	75,427
PowerShares	Build America Bond Portfolio	8,228
PowerShares	Financial Preferred Portfolio	24,280
PowerShares	FTSE RAFI Asia Pacific ex-Japan Portfolio	5,567
PowerShares	FTSE RAFI Developed Markets ex-US Portfolio	11,580
PowerShares	FTSE RAFI Developed Markets ex-US Small/Mid Portfolio	13,729
PowerShares	FTSE RAFI Emerging Markets Portfolio	46,309
PowerShares	FTSE RAFI US 1000 Portfolio	11,190
PowerShares	FTSE RAFI US 1500 Small-Mid Portfolio	26,643
PowerShares	Fundamental High Yield Corporate Bond Fund	87,202
PowerShares	Golden Dragon Halter USX China Portfolio	48,448

	Invesco 401(k) Plan

	EIN #58-2287224 Plan Number #010

	Schedule H, Line 4i – Schedule of Assets (continued)
	(Held at End of Year)

	December 31, 2010

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

*	PowerShares	Global Agriculture Portfolio	8,968
*	PowerShares	Global Coal Portfolio	25,658
*	PowerShares	Global Gold & Precious Metals Portfolio	4,304
*	PowerShares	Global Nuclear Energy Portfolio	9,518
*	PowerShares	Global Water Portfolio	19,683
*	PowerShares	Ibbotson Alternative Completion Portfolio	2,808
*	PowerShares	India Portfolio	30,288
*	PowerShares	International Corporate Bond Portfolio ETF	11,161
*	PowerShares	Listed Private Equity Portfolio	24,717
*	PowerShares	Lux Nanotech Portfolio	980
*	PowerShares	MENA Frontier Countries Portfolio	3,995
*	PowerShares	Morningstar StockInvestor Core Portfolio	12,560
*	PowerShares	NASDAQ Internet Portfolio	9,991
*	PowerShares	Preferred Portfolio	23,645
*	PowerShares	QQQ Trust, Series 1	15,085
*	PowerShares	RiverFront Tactical Balanced Growth Portfolio	7,578
*	PowerShares	RiverFront Tactical Growth & Inccome Portfolio	122,997
*	PowerShares	S&P 500 BuyWrite Portfolio	6,298
*	PowerShares	S&P 500 High Quality Portfolio	6,720
*	PowerShares	S&P SmallCap Consumer Discretionary Portfolio	1,372
*	PowerShares	S&P SmallCap Consumer Staples Portfolio	1,298
*	PowerShares	S&P SmallCap Energy Portfolio	1,610
*	PowerShares	S&P SmallCap Health Care Portfolio	2,828
*	PowerShares	VRDO Tax-Free Weekly Portfolio	9,996
*	PowerShares	WilderHill Clean Energy Portfolio	4,676
*	PowerShares	Dynamic Technology Sector Portofolio	3,076
	SSgA	S&P Mid Cap Index SL Fund	9,389,522
	SSgA	Russell 1000 Value Index SL Fund	7,647,790
	SSgA	Russell 1000 Growth Index SL Fund	15,707,883
	SSgA	Passive Bond Market Index SL Fund	6,433,842

	Invesco 401(k) Plan

	EIN #58-2287224 Plan Number #010

	Schedule H, Line 4i – Schedule of Assets (continued)
	(Held at End of Year)

	December 31, 2010

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of	Current
(a)	Lessor, or Similar Party	Investment	Value

	SSgA	Treasury Inflation Protected Fund	6,790,727
	SSgA	Russell Daily EAFE Fund	6,938,117
	SSgA	Russell REIT Index	4,323,836
	PIMCO	Real Return Fund - Insititutional Share Class	9,671,371
	Artisan	Mid Cap Value Fund - Investor Class	9,981,036
	Lasso	Long & Short Strategic Opportunities Fund	10,891,384
	Self-directed brokerage accounts	Various non-Employer Mutual Funds	8,521,788
*	Participant Loans	Promissory notes, with interest ranging from 4.25% to 10.5%	5,518,137
		and varying maturities
*Party in Interest			$ 393,044,397

Note: Column (d) cost information is not applicable.